SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
The unaudited interim consolidated financial statements of SAND Technology Inc. for the three-month period ended October 31, 2009 have not been reviewed by the Corporation’s external auditors.

SAND Technology Inc.
Quarterly Report
First Quarter Ended October 31, 2009

SAND Technology Inc.
Consolidated Balance Sheets
(In Canadian dollars, unless otherwise noted)

	As at October 31,	As at July 31,
	2009	2009
	$	$
	(unaudited)	(audited)
ASSETS
Current assets
Cash	303,531	1,065,572
Accounts receivable	1,391,173	1,384,199
Unbilled receivable	640,305	109,414
Prepaid expenses	226,749	97,689
	2,561,758	2,656,874
Capital assets (Note 5)	68,924	83,452
	2,630,682	2,740,326

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,381,113	1,002,902
Deferred revenue	1,278,411	1,682,137
Due to a shareholder (Note 6)	1,466,677	2,016,725
	4,126,201	4,701,764
Long-term liabilities
Deferred credits	41,561	48,895
Convertible debentures (Note 7)	384,273	362,222
	4,552,035	5,112,881

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 8)
Authorized
An unlimited number of class "A" common shares, without par value
Issued
14,318,189 class "A" common shares	38,530,441	38,530,441
Equity component of convertible debentures (Note 7)	446,027	446,027
Contributed surplus (Note 8)	852,036	832,124
Deficit	(41,749,857)	(42,181,147)
	(1,921,353)	(2,372,555)
	2,630,682	2,740,326

Basis of presentation (Note 2)
Commitments (Note 9)

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.
Consolidated Operations, Comprehensive Income and Deficit
(In Canadian dollars, unless otherwise noted)
(unaudited)

	Three months	Three months
	ended October 31,	ended October 31,
	2009	2008
	$	$
Revenue	2,485,464	1,223,928
Operating expenses
Cost of sales and product support	307,120	321,386
Research and development costs, net	486,785	522,058
Amortization of capital assets (Note 5)	14,528	17,451
Selling, general and administrative expenses	1,159,324	1,265,623
	1,967,757	2,126,518
Income (loss) from operations	517,707	(902,590)

Interest expenses (Note 4)	(86,417)	(87,260)

Net income (loss) and comprehensive income (loss)	431,290	(989,850)

Deficit, beginning of period	(42,181,147)	(40,989,452)
Deficit, end of period	(41,749,857)	(41,979,302)

Basic earnings (loss) per share (Note 8e)	0.03	(0.07)
Diluted earnings (loss) per share (Note 8e)	0.02	n/a

Basic weighted average number of common shares
outstanding	14,318,189	14,318,189
Diluted weighted average number of common shares
outstanding	19,372,550	n/a

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.
Consolidated Cash Flows
(In Canadian dollars, unless otherwise noted)
(unaudited)

	Three months	Three months
	ended October 31,	ended October 31,
	2009	2008
	$	$
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss)	431,290	(989,850)
Non-cash items
Amortization of capital assets	14,528	17,451
Stock-based compensation	19,911	17,541
Amortization of the debt component of the
convertible debentures discount	22,051	11,056
Amortization of deferred credits	(7,334)	(7,334)
Changes in working capital items
Accounts receivable	(6,973)	769,579
Unbilled receivable	(530,891)	-
Prepaid expenses	(129,060)	(106,845)
Accounts payable and accrued liabilities	378,211	(212,600)
Deferred revenue	(403,726)	172,802
Cash flow from operating activities (a)	(211,993)	(328,200)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from
investing activities	-	(17,294)

FINANCING ACTIVITIES
Due to shareholder and cash flows from financing activities	(550,048)	130,186

Net decrease in cash	(762,041)	(215,308)
Cash, beginning of period	1,065,572	775,443
Cash, end of period	303,531	560,135

(a) Additional information
Interest paid	3,401	24,667

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

1. NATURE OF OPERATIONS

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation’s activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements for the three months ended October 31, 2009 and 2008 are unaudited, and have been prepared in accordance with Canadian GAAP applicable to interim consolidated financial statements. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Corporation’s most recent annual consolidated financial statements as at and for the year ended July 31, 2009.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

3. ACCOUNTING POLICIES (Continued)

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2009, except for new accounting policies that have been adopted effective August 1, 2009.

Changes in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which is effective for the Corporation for interim periods beginning on or after August 1, 2009,

Financial instruments – disclosures (amendment)

In June 2009, the AcSB amended CICA Section 3862, “Financial Instruments – Disclosure” to include certain requirements related to financial instrument disclosure in response to amendments issued by the International Accounting Standards Board. The amendments are consistent with its strategy to adopt IFRS and to ensure the existing disclosure requirements for financial instruments are converged to IFRS to the extent possible. The new disclosure standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 13 Financial Risk Management Objectives and Policies, and Financial Risks.

4. INFORMATION ON EARNINGS

	Three months	Three months
	ended October 31,	ended October 31,
	2009	2008
	$	$
Interest expenses
Amortization of the debt component of the convertible
debentures discount (Note 7)	22,051	11,056
Interest expense - due to shareholder	60,965	51,537
Interest expense - other	3,401	24,667
	86,417	87,260

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

5. CAPITAL ASSETS

		October 31, 2009
		Accumulated	Net Book
	Cost	amortization	Value
	$	$	$
Furniture and equipment	322,463	322,463	-
Computer equipment	668,047	635,881	32,166
Leasehold improvements	287,610	250,852	36,758
	1,278,120	1,209,196	68,924

			July 31, 2009
	Cost	Accumulated	Net Book
		amortization	Value
	$	$	$
Furniture and equipment	322,463	322,463	-
Computer equipment	668,047	628,710	39,337
Leasehold improvements	287,610	243,495	44,115
	1,278,120	1,194,668	83,452

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

6. DUE TO A SHAREHOLDER

During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder. Under the loan agreement, a maximum of $250,000 of funds is available. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As at October 31, 2009, no amount was outstanding.

During the fiscal year 2008, the Corporation obtained a loan from a significant shareholder. Under the loan agreement, a maximum of $400,000 of funds is available. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As at October 31, 2009, no amount was outstanding.

During the fiscal year 2007, the Corporation received a loan from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As at October 31, 2009, an amount of $1,295,039 was outstanding and repayable within 90 days of the receipt of a written demand from the shareholder. As well, as part of his employment contract, he is entitled to a bonus based on the gross revenues resulting from the licensing, sale or other disposition of Nucleus software. As at October 31, 2009, an amount of $171,638 was outstanding.

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling the significant shareholder to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and each warrant being valid for the term of the agreement. (Please see Note 9 for additional information.) The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note 7. The parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each $2 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder as repayment for the sums representing the principal amount only.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

7. CONVERTIBLE DEBENTURES

On April 18, 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for the issue of a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable at the option of the Corporation if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share and 1,000 share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is 36 months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the maturity date. The financing is secured by a first rank hypothec on all of the Corporation’s property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which have been separately presented in the consolidated balance sheet:

–

The liability component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%, which in management’s opinion, approximated an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures is being accreted to their face value over their life to maturity (December 31, 2017). The accretion expense (amortization of the debt component of the convertible debentures discount) is included in interest expense in the consolidated statement of operations and comprehensive loss. The debt issuance costs have been recorded directly against net income. The amortization of the debt component of the convertible debentures discount for the year ended October 31, 2009 is $22,051;

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

7. CONVERTIBLE DEBENTURES (Continued)

–

The carrying amount of the equity component, at the issue date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity components includes the fair value of the share warrants, conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining balance represents the fair value of the conversion option and the interest payable in shares in the amount of $446,027. This amount was recorded in a separate caption of shareholders’ deficiency as the equity component of the convertible debentures.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL

a) Authorized

Unlimited number of Class “A” common shares without par value.

b) Warrants

The following table summarizes information about the Corporation’s share warrants described in Notes 6 and 7:

October 31, 2009
Weighted
		average	Weighted
	Number of	remaining life	average
	warrants	(years)	exercise price
US$
Outstanding and exercisable, beginning and end of year	1,967,061	1.0	0.65

July 31, 2009
Weighted
		average	Weighted
	Number of	remaining life	average
	warrants	(years)	exercise price
US$
Outstanding and exercisable, beginning and end of year	1,967,061	1.3	0.65

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (continued)

c) Share award plan

For the three months ended October 31, 2009, an amount of $15,006 was recorded as share based compensation expense included in selling, general and administrative expenses. The following table presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option-pricing model,

Dividend yield	-
Expected volatility (a)	90%
Risk-free interest rate (a)	4.0%
Expected life (a)	3 years
Vesting period	3 years
Number of common shares granted but not yet issued	407,500

(a) Weighted average assumption

d) Stock option plans

The Corporation has two stock option plans. The following table summarizes information about the Corporation’s stock options:

	October 31,		July 31,
	2009		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(000s)	US	(000s)	US
Outstanding, beginning of period	551	0.98	556	1.03
Forfeited	-		0
Expired	-		(5)	6.50
Outstanding, end of period	551	0.98	551	0.98

Options exercisable, end of period	452	0.98	404	0.98

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (continued)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as at October 31, 2009:

	Options outstanding			Options exercisable

Range of exercise prices	Number of Options	Weighted average remaining life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
	(000s)		(US$)	(000s)	(US$)
Less than US$1.00	160	6.72	0.69	160	0.69
US$1.00 to US$1.49	380	5.58	1.00	281	1.00
US$3.00 to US$3.99	5	8.15	4.00	5	4.00
US$5.00 to US$5.99	5	0.92	5.00	5	5.00
US$6.00 to US$6.99	1	0.18	6.31	1	6.31
	551	5.88	0.98	452	0.98

For the three months ended October 31, 2009, an amount of $4,905 was recorded as stock-based compensation expense included in selling, general and administrative expenses. The following table presents the assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model,

Dividend yield	-
Expected volatility (a)	90%
Risk-free interest rate (a)	4.0%
Expected life (a)	7 years

(a) Weighted average assumption

e) Earnings per share

As at October 31, 2009, shares from the Share award plan, Stock option plan and warrants described in Notes 6, 7 and 8 were included in the diluted earnings per share calculation. As at October 31, 2008, the same shares were not included because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

9. COMMITMENTS

The Corporation is committed under operating leases through 2015 for the rental of buildings for a total amount of $912,501. The minimum payments due in each of the forthcoming years are as follows:

$
2010	402,360
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
912,501

10. SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both North America and Europe market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates their performance based on income before income taxes. Sales for each area are based on the location of the third party customer. All intercompany transactions between geographic areas have been eliminated.

As at and for the three months ended October 31,

	North America	Europe	Total
	$	$	$
2009
Revenue	628,570	1,856,894	2,485,464
Earnings (loss) before income tax	(484,132)	915,422	431,290
Identifiable assets	905,521	1,725,161	2,630,682

2008
Revenue	428,152	795,776	1,223,928
Loss before income taxes	(888,750)	(101,100)	(989,850)
Identifiable assets	1,352,687	572,146	1,924,833

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

11. INCOME TAXES

There was no income tax accrued during the three month period ended October 31, 2009 and October 31, 2008.

12. CAPITAL MANAGEMENT

The Corporation’s capital management objectives are to ensure the Corporation’s ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The Corporation’s capital is described to be due to a shareholder, convertible debentures less cash and shareholders’ equity. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

	October 31,	July 31,
	2009	2009
Due to a shareholder	1,466,677	2,016,725
Convertible debentures	384,273	362,222
Total Debt	1,850,950	2,378,947
Less Cash	303,531	1,065,572
Net Debt	1,547,419	1,313,375

Shareholders' deficiency
Share capital	38,530,441	38,530,441
Equity component of convertible debentures	446,027	446,027
Contributed surplus (Note 8)	852,036	832,124
Deficit	(41,749,857)	(42,181,147)
	(1,921,353)	(2,372,555)

Adjusted Capital	(373,934)	(1,059,180)

There were no changes in the Corporation’s approach to capital management during the period.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICES, AND FINANCIAL RISKS

Financial Management

Management’s objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rate. The majority of the company's debt is at fixed rates. Accordingly, there is limited exposure to cash flow but a risk in changes of fair value resulting from interest rate fluctuations.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date.

The Corporation’s credit risk exposure is detailed as follows:

	October 31,	July 31,
	2009	2009
	$	$
Cash	303,531	1,065,572
Accounts Receivable	1,391,173	1,384,199
Unbilled Receivable	640,305	109,414
	2,335,008	2,559,185

The Corporation minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risk of loss.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICES, AND FINANCIAL RISKS (Continued)

The credit risk exposure through the Corporation’s accounts receivable is mitigated by selling software licenses, maintenance and consulting for invoicing with short credit terms. Software maintenance contracts are generally fully paid at the inception of service. In the normal course of operations, the Corporation evaluates the financial condition of its customers. Since most of the customers are relatively large companies in various industries, with a history of payment and all the accounts receivables are current, the allowance for doubtful accounts is nominal. For the three months ended October 31, 2009, the Corporation generated approximately 23% of its revenue from one customer in Europe. An amount of $537,322 was outstanding from that customer as at October 31, 2009. (For the quarter ended October 31, 2008, two customers in Europe each represented 12% of the revenue; $80,884 was outstanding as at October 31, 2008.) Overall, management assesses the Corporation’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation’s sensitivity to a 31% strengthening of the U.S. dollar, a 34% strengthening of the Pound Sterling and a 21% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive loss. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation’s currency risk to be high.

	US Dollar Impact	UK Pound Sterling Impact	Euro Impact

Net income and comprehensive income	1,849,445	256,981	188,754

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICES, AND FINANCIAL RISKS (Continued)

As at October 31, 2009 and 2008, the Corporation had the following monetary assets and liabilities denominated in foreign currencies included in its financial statements:

	October 31, 2009		July 31, 2009
		Current		Current
	Current assets	liabilities	Current assets	liabilities

U.S. Dollars	315,666	135,476	295,654	209,832
Pounds Sterling	101,168	744,243	992,216	866,932
Euros	994,425	809,702	453,058	818,172

d) Liquidity risk

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Corporation manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Corporation’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Corporation controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Corporation’s financial liabilities and their due dates:

	Carrying Amount of Liability	Due within 1 year	Due within 1 - 3 years
	$	$	$
Accounts payable and accrued	1,381,113	1,381,113	-
Due to a shareholder	1,466,677	146,668	1,320,009
Convertible Debentures	384,273	-	-

As at October 31, 2009, there has been no significant change to the maturities of financial liabilities as such based on Note 2, management assesses the Corporation’s liquidity risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICES, AND FINANCIAL RISKS (Continued)

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

The fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value fall into three board levels as follows:

Level 1	Inputs to the valuation methodology are based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs to the valuation methodology are based on quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability;

Level 3	Inputs to the valuation methodology are based on unobservable inputs that reflect the Corporation’s own assumptions about the assumptions market participants would use in pricing asset or liability

The fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Corporation believes that the recorded values of accounts receivable, unbilled receivable, accounts payable and accrued liabilities approximate their current fair values because of the nature and respective maturity dates or durations. The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

The fair value of the convertible debentures, including the share purchase warrants and the option to convert, is determined based on “Level 2” inputs, which consists of inputs derived principally from observable market data and input into model-derived valuations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICES, AND FINANCIAL RISKS (Continued)

As at October 31, 2009, the classification of the financial instruments, as well as their carrying values and the fair values, are shown in the table below:

	Held for	Loans and	Other financial	Total carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$
Financial assets
Cash	303,531			303,531	303,531
Accounts receivable		1,391,173		1,391,173	1,391,173
Unbilled receivable		640,305		640,305	640,305

Financial liabilities
Accounts payable and accrued liabilities			1,381,113	1,381,113	1,381,113
Due to a shareholder			1,466,677	1,466,677
Convertible debentures			384,273	384,273	723,891

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

14. SUBSEQUENT EVENTS

Effective November 1, 2009, Arthur G. Ritchie, President and Chief Executive Officer retired and Thomas M. O’Donnell was announced as the new President and Chief Executive Officer of the Corporation. Mr. Ritchie continues to be the Chairman of the board of directors. As a result of his retirement, his loan agreements have been ratified such that the amounts owing to him will be repaid in equal instalments over 3 years. The loan will continue to bear interest at 15% per annum and will be paid on a semi-annual basis. As well, an amendment was made to the inter-creditor priority agreement, whereby the parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee pari passu to the sums owing by the Corporation to the principal shareholder. So for every $1 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder.

In November 2009, the Corporation completed a non-brokered private placement where the Corporation issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom effective November 1, 2009, is the President and Chief Executive Officer. Each unit consists of two Class “A” common share and one share purchase warrant, exercisable at a price of US$0.50 per warrant.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at October 31, 2009 and 2008
(in Canadian dollars, unless otherwise noted)
(unaudited)

15. COMPARATIVE FIGURES

Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.